United States Securities and Exchange Commission
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Pursuant to Rule 14a-103

Name of the Registrant: Yum Brands, Inc.

Name of persons relying on exemption: The Shareholder Commons, Inc.

Address of persons relying on exemption: PO Box 1268, Northampton, Massachusetts 01061

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, as the filer does not own any securities of the registrant, but is made voluntarily.

Balancing Public Health & Financial Returns: A Rebuttal to the Yum Board

The Shareholder Commons (“TSC”) urges you to vote “FOR” Item 5 on the proxy (the “Proposal”), a shareholder proposal requesting that Yum Brands, Inc. (“Yum” or the “Company”) comply with World Health Organization (“WHO”) guidelines on antimicrobial use in food-producing animals.

TSC is a non-profit organization that addresses social and environmental issues from the perspective of shareholders who diversify their investments to optimize risk and return. More specifically, TSC addresses the interests of diversified shareholders in optimizing overall market returns.

We support Item 5 because the Company’s current standards for antibiotic use do not adequately account for the risks antibiotics in its supply chains pose to public health or the resulting costs to its diversified shareholders.

A.	The Proposal

Yum is the world’s largest restaurant company and a major purchaser of meat; its policies thus have tremendous influence on the market as a whole. The Proposal requests that the Company comply with expert guidelines on antimicrobial use in meat supply chains, with the aim of protecting an essential component of modern medicine that supports a thriving economy:

RESOLVED, shareholders ask that the board of directors institute a policy that the Company (“Yum”) comply with World Health Organization (“WHO”) Guidelines on Use of Medically Important Antimicrobials in Food-Producing Animals (“WHO Guidelines”)1 throughout Yum’s supply chains.

Yum’s opposition to the proposal relies on circular arguments that do not address the magnitude of the threat posed by the abuse of antibiotics:

1.	Yum says the Proposal constrains management’s judgment. But the Proposal only requests conduct the WHO has determined to be required to preserve drug efficacy. Latitude for management to follow weaker standards is not in shareholders’ best interests.

2.	Yum says it is “ill-advised” to adopt a policy that “has not been widely accepted by industry peers or experts in the field.” But the failure of other companies to adequately limit the dangerous overuse of antibiotics is no reason for Yum to follow suit—the practice still contributes to threats to the portfolios of its diversified shareholders. Moreover, the authors of the WHO Guidelines are indisputably “experts in the field.”

3.	Yum says it is already doing enough to combat AMR. But its own policies and requirements fall significantly short of the expert-mediated WHO Guidelines, thus failing to use an expert designed tool to mitigate the threat of Yum’s practices to the diversified portfolios of most investors such as Texas teachers, Detroit fire fighters, and other working people who count on their savings and pensions for a dignified retirement. For them, broad economic health is a critical determinant of portfolio value, and AMR is poised to cost the economy $100 trillion by 2050.

B.	Overuse of Antibiotics in Animal Husbandry Creates AMR, a Grave Threat to Human Life, Economic Prosperity, and Diversified Portfolios

AMR occurs when microbes (i.e., bacteria, parasites, viruses, and fungi) change over time and no longer respond to medicines such as antibiotics, causing standard disease treatments to become ineffective. This, in turn, increases the risk of disease spread, severe illness, and death. The process occurs naturally, but misuse of antimicrobials in animals and humans is accelerating it. Without urgent action, we are heading for a post-antibiotic era in which common infections and minor injuries can once again kill. As AMR experts recently warned, “virtually no aspect of modern medicine is possible without access to antimicrobials that work.”2

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1 World Health Organization, “WHO Guidelines on Use of Medically Important Antimicrobials in Food-Producing Animals” (Geneva, 2017), https://www.who.int/publications-detail-redirect/9789241550130.

2 “Removing the Blindfold on Antimicrobial Resistance,” Open Access Government (blog), March 16, 2022, https://www.openaccessgovernment.org/removing-blindfold-antimicrobial-resistance/131783/.

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Routine antibiotics use for both therapeutic and non-therapeutic purposes has enabled livestock operators to mitigate some of the grim effects of over-crowding, poor ventilation, unnatural feed, and animals’ close contact with their own excreta that characterize intensive animal farming operations and contribute to greater disease incidence among animals. A growing body of evidence demonstrates that antimicrobial-resistant bacteria arising from intensive animal farming operations are transferring to human populations.3

Combined with poor practices in antimicrobial production and human medicine, this routine use within animal agriculture threatens public health and is likely to materially reduce the intrinsic value of the global economy, which will in turn affect investment portfolios. While some models of AMR project GDP loss of 3.8 percent in 30 years, these models are likely to underestimate impacts significantly.4 Some worst-case assessments set AMR costs around $100 trillion by 2050, and those estimates also rely on incomplete data and limited scope.5 Another possible indicator of AMR’s economic costs is the COVID-19 pandemic, which cost an estimated 10 percent of global GDP in 2021. Experts warn that the next pandemic may well involve a drug-resistant pathogen.6

These losses would have a significant negative effect on the return of diversified portfolios held by Yum’s investors over the long term.7 A healthy economy can be a far greater value driver for diversified portfolios than the profits of any one company within those portfolios.

1.	Investors know AMR is a growing, systemic threat

Leading investors are increasingly recognizing the threat AMR poses. The Investor Action on AMR initiative aims to “leverage investor influence to combat drug-resistant superbugs,” noting the grave economic losses associated with AMR.8 Investor partners in the initiative represent $14 trillion in assets. One investor partner, Legal & General Investment Management, has staked out a position on its own website as to why investors should care about AMR, saying:

Failure to adequately address AMR risk across supply chains could cost the global economy $100 trillion by 2050. We believe compliance with WHO guidelines by these fast-food companies [including Yum] would be a big step in mitigating AMR risk; their influence within their sector could also help them lead by example by encouraging broader improvements, expanding potential for effective action on this systemic risk.9

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3 FAIRR, “Feeding Resistance: Antimicrobial Stewardship in the Animal Health Industry,” July 2021, https://www.fairr.org/research/animal-pharma/#report.

4 The Shareholder Commons, “Antimicrobial Resistance & the Engagement Gap: Why Investors Must Do More than Move the Needle, and How They Can,” September 2022, https://theshareholdercommons.com/amr-climate-change-case-studies/#amr.

5 The Shareholder Commons, “AMR & the Engagement Gap.”

6 Henry B. Skinner, “We’re Already Ignoring the next Pandemic,” Harvard Public Health Magazine, June 7, 2022, https://harvardpublichealth.org/were-already-ignoring-the-next-pandemic/.

7 Richard Mattison, Mark Trevitt, and Liesl van Ast, “Universal Ownership: Why Environmental Externalities Matter to Institutional Investors” (UNEP Finance Initiative and PRI, October 6, 2010), https://www.unepfi.org/fileadmin/documents/universal_ownership_full.pdf.

8 https://amrinvestoraction.org/about

9 Maria Larsson Ortino and Naomi Kroloff, “Antimicrobial Resistance Could Be the next Pandemic – Here’s What We’re Doing about It,” Legal & General (blog), May 21, 2024, https://blog.landg.com/categories/esg-and-long-term-themes/antimicrobial-resistance-could-be-the-next-pandemic--heres-what-were-doing-about-it2/. (citations omitted)

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2.	The WHO Gudelines establish a clear set of parameters that mitigate AMR risk from food production

An expert-led, WHO process developed four specific guidelines for food producers:

1.	An overall reduction in use of all classes of medically important antimicrobials in food-producing animals.

2.	Complete restriction of use of all classes of medically important antimicrobials in food-producing animals for growth promotion.

3.	Complete restriction of use of all classes of medically important antimicrobials in food-producing animals for prevention of infectious disease that have not yet been clinically diagnosed.

4.	Antimicrobials classified as critically important for human medicine should not be used for disease control within a group of food-producing animals, and antimicrobials classified as highest priority critically important for human medicine should not be used for treatment of any food-producing animals.[10]

These Guidelines represent a scientific consensus on the measures necessary to protect public health from AMR:

These documents recognize the global nature of antibiotic resistance and the rapid spread of resistant organisms and genetic determinants of resistance across continents. They also recognize that all uses of antibiotics – both in humans and animals – contribute to the development of resistance in bacteria.

These guidelines are consistent with the work by a WHO expert group that has issued reports on the importance of evaluating agricultural uses for the purpose of protecting the efficacy of clinically important antibiotics for preventing and treating infectious disease in humans…11

In contrast to these well-established parameters, Yum’s programs to limit antimicrobial use in its supply chain are, as described below, unsystematic, covering some animal products but not others, and applying inconsistently within the regions where it operates. The Proposal recommends that the Company adopt and adhere to a single, scientifically based standard designed to protect human health rather than Company financial returns. Such reprioritization is necessary to protect the diversified portfolios of Yum’s shareholders.

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10 World Health Organization, “WHO Guidelines on Use of Medically Important Antimicrobials in Food-Producing Animals: Policy Brief,” November 2017, https://iris.who.int/bitstream/handle/10665/259243/WHO-NMH-FOS-FZD-17.5-eng.pdf?sequence=1.

11 World Health Organization, “WHO Guidelines on Use of Medically Important Antimicrobials in Food-Producing Animals: Policy Brief.” (citations omitted)

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C.	Yum’s programs to limit antibiotics use are insufficient to mitigate AMR risk and do not account for portfolio impact

Yum’s policies are not sufficient to mitigate the risk its diversified shareholders face to their portfolios from AMR proliferation.

3.	Yum says it “maintains robust policies and procedures designed to promote antimicrobial stewardship,” without acknowledging the limited nature of those efforts

In its Opposition Statement, Yum describes its approach to AMR. Yum notes that its recently updated Global Antimicrobial Stewardship Policy “now covers over 90% of the Company’s animal protein across poultry, beef and pork.” However, significant aspects of that policy fall well short of the WHO Guidelines. The elements that align with the WHO Guidelines cover only a small fraction of its operations:

•	Yum’s WHO-aligned AMR commitments are limited to its U.S. stores (plus Taco Bell stores in Canada), meaning approximately 70 percent of its units[12] are untouched by the commitments.

•	Despite saying in its annual Form 10-K that its “principal items purchased include chicken, cheese, beef and pork products,” Yum’s WHO-aligned commitments on AMR apply mostly to chicken, with only its U.S. and Canada Taco Bell stores addressing antibiotic use in cows in any fashion. Its policies regarding swine are perfunctory, and nowhere near compliant with WHO Guidelines.

•	The entire Taco Bell division, including its international units, accounts for about a quarter of Yum’s sales. While KFC does not source beef (although it does cheese), that still leaves almost 74 percent of Yum’s sales untouched by its AMR beef supply chain commitments.[13]

•	While Yum’s commitment to “reduce antibiotics important to human health by 25 percent in beef supply chain by 2025” in its Taco Bell U.S. and Canada stores may constitute a step toward meeting the first guideline regarding overall use reduction, it does not address the rest of the WHO Guidelines. Chipotle, by contrast, restricts the use of medically important antibiotics to the treatment of sick animals across all the meat it serves, including beef.[14]

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12 https://www.sec.gov/ix?doc=/Archives/edgar/data/0001041061/000104106125000013/yum-20241231.htm p. 3

13 https://www.sec.gov/ix?doc=/Archives/edgar/data/0001041061/000104106125000013/yum-20241231.htm (calculated from chart on p. 3)

14 Steve Roach and Madeleine Kleven, “Serving Up Superbugs: Top U.S. Restaurant Chains Graded on Policies Aimed at Stopping Superbugs” (Food Animal Concerns Trust (FACT), November 2024), https://static1.squarespace.com/static/61e716dcf11ec140f67ed722/t/673cd84f730b1c2b1d06fce2/1732040793615/SERVING+UP+SUPERBUGS.pdf.

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•	Yum has no WHO-aligned AMR commitment regarding pork, despite identifying it as a “principal item purchased,” as noted above. Chipotle, by contrast, sources 70 percent of its pork raised without antibiotics, and the remaining 30 percent without preventive use of antibiotics.[15]

While Yum’s elimination of medically important antibiotic use in its U.S. chicken supply chains is commendable, that progress does little to reduce antibiotic use in meat production overall, as only 2 percent of medically important antibiotics approved for use in food-producing animals in 2023 were for chickens.16 A combined 85 percent went to cattle and swine, where Yum’s policies are notably lacking. In other words, due to their failure to apply to all geographies and all animal products, Yum’s antimicrobial policies simply fail to adhere to the WHO Guidelines.

Moreover, a November 2022 investigation by the Bureau of Investigative Journalism and the Guardian17 found that Yum supplier Cargill sources meat from U.S. farms that use “highest priority critically important antibiotics” (HPCIAs), which are so essential to human medicine that the WHO Guidelines suggest their use in livestock farming be stopped entirely. HPCIAs are often the last line or one of limited treatments available for serious bacterial infections in humans. The investigation found cattle suppliers to Cargill were using at least five HPCIAs.

Between 2015 and 2020, U.S. companies—including Tyson Foods, another major Yum supplier—sold tens of thousands of chicken products contaminated with campylobacter and salmonella, more than half of which were contaminated with antibiotic-resistant strains.18

These reports point to a substantial gap between principles-based public commitments and evidence of the successful implementation of those commitments.

It appears Yum’s decision not to constrain antibiotics use to the levels suggested by the scientific consensus represented by the WHO Guidelines is attributable to a Company approach to AMR that does not prioritize economy- or portfolio-wide risk mitigation, and instead focuses on costs to its own business.

4.	AMR’s broad economic cost surpasses any risk the issue poses to Yum itself

AMR poses a systemic, global threat to public health and the economy. When the efficacy and availability of life-saving drugs are compromised, the entire economy suffers. And when the economy suffers, investors lose.

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15 Roach and Kleven, “Serving Up Superbugs.”

16 Summary Report on Antimicrobials Sold or Distributed for Use in Food-Producing Animals, U.S. Food and Drug Administration (October 2024), available at https://www.fda.gov/animal-veterinary/antimicrobial-resistance/2023-summary-report-antimicrobials-sold-or-distributed-use-food-producing-animals.

17 Ben Stockton and Andrew Wasley, “McDonald’s and Walmart Beef Suppliers Criticised for ‘Reckless’ Antibiotics Use,” The Guardian, November 21, 2022, sec. Environment, https://www.theguardian.com/global/2022/nov/21/mcdonalds-and-walmart-beef-suppliers-put-public-health-at-risk-with-reckless-antibiotics-use.

18 Susannah Savage et al., “Superbugs on the Shelves: Diseased Chicken Being Sold across America,” The Bureau of Investigative Journalism in Partnership with Vice News, March 16, 2022, https://www.thebureauinvestigates.com/stories/2022-03-16/superbugs-on-the-shelves-diseased-chicken-being-sold-across-america.

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Corporate contributors to this problem are legion. They include overuse and misuse of antimicrobials in animal agriculture, which accounted for some 73 percent of global antimicrobial use by volume in 201719 (the most recent year for which data are available), up from 70 percent in 2015.20

The problem is getting worse. A 2025 study projects global livestock antibiotic use quantities will increase by almost 30 percent by 2040 against a 2019 baseline following a business-as-usual scenario.21

Economic impact estimates for AMR are stark, with a 2017 World Bank study projecting costs by the year 2050 of up to 3.8 percent of global GDP.22 Notably, this is likely a significant underestimate. Several other credible studies project AMR could cost $100 trillion in lost global production by 2050.23

D.	AMR threatens the returns of Yum’s diversified investors

1.	Investors must diversify to optimize their portfolios

It is commonly understood that investors are best served by diversifying their portfolios.24 Diversification allows investors to reap the increased returns available from risky securities while greatly reducing that risk.25 This core principle is reflected in federal law, which requires fiduciaries of federally regulated retirement plans to “diversify[] the investments of the plan.”26 Similar principles govern other investment fiduciaries.27

2.	The performance of a diversified portfolio largely depends on overall market return

Diversification is thus required by accepted investment theory and imposed by law on investment fiduciaries. Once a portfolio is diversified, the most important factor determining return will not be how the companies in that portfolio perform relative to other companies (“alpha”), but rather how the market performs as a whole (“beta”). In other words, the financial return to such diversified investors chiefly depends on the performance of the market, not the performance of individual companies. As one work describes this, “virtually all investors have permanent exposure to systematic market risk, which will still determine 75-95% of their return.”28

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19 Ranya Mulchandani et al., “Global Trends in Antimicrobial Use in Food-Producing Animals: 2020 to 2030,” PLOS Global Public Health 3, no. 2 (February 1, 2023): e0001305, https://doi.org/10.1371/journal.pgph.0001305.

20 Thomas Van Boeckel, et al., “Global trends in antimicrobial use in food animals,” Proceedings of the National

Academy of Sciences (March 19, 2015) 112(18), 5649-5654, available at https://doi.org/10.1073/pnas.1503141112.

21 Alejandro Acosta et al., “The Future of Antibiotic Use in Livestock,” Nature Communications 16, no. 1 (April 1, 2025): 2469, https://doi.org/10.1038/s41467-025-56825-7.

22 World Bank, “Drug-Resistant Infections: A Threat to Our Economic Future,” (March 2017), available at

https://documents1.worldbank.org/curated/en/323311493396993758/pdf/final-report.pdf.

23 The Shareholder Commons, “AMR & the Engagement Gap.”

24 See generally, Burton G. Malkiel, A Random Walk Down Wall Street, W. W. Norton & Company (2016).

25 Malkiel, A Random Walk down Wall Street.

26 29 USC Section 404(a)(1)(C).

27 See Uniform Prudent Investor Act, § 3 (“[a] trustee shall diversify the investments of the trust unless the trustee reasonably determines that, because of special circumstances, the purposes of the trust are better served without diversifying.”)

28 Stephen Davis, Jon Lukomnik, and David Pitt-Watson, What They Do with Your Money, Yale University Press (2016).

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As shown in the next section, the social and environmental impacts of individual companies such as Yum can significantly affect beta.

3.	Costs companies impose on social and environmental systems heavily influence beta

Over long time periods, beta is influenced chiefly by the performance of the economy itself, because the value of the investable universe is equal to the portion of the productive economy that the companies in the market represent.29 Over the long run, diversified portfolios rise and fall with GDP or other indicators of the intrinsic value of the economy. As the legendary investor Warren Buffet puts it, GDP is the “best single measure” for broad market valuations.30

But the social and environmental costs created by companies pursuing profits can burden the economy. As laid out in section B above, the economic cost estimates associated with AMR are staggering. This drag on GDP directly reduces the return on a diversified portfolio over the long term.31

The acts of individual companies affect whether the economy will bear these costs: if they increase their own bottom line by contributing to AMR, the profits earned for and capital returned to their shareholders may be inconsequential in comparison to the added costs the economy bears.

Economists have long recognized that profit-seeking firms will not account for costs they impose on others, and there are many profitable strategies that harm shareholders, society, and the environment.32 Indeed, in 2018, publicly listed companies around the world imposed social and environmental costs on the economy with a value of $2.2 trillion annually—more than 2.5 percent of global GDP.33 This cost was more than 50 percent of the profits those companies reported.

As shown below in Figure 1, Yum’s choices that contribute to AMR threaten its diversified shareholders’ financial returns, even if those decisions might benefit Yum financially.

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29 Mattison, Trevitt, and van Ast, “Universal Ownership,” Appendix IV.

30 Warren Buffett and Carol Loomis, “Warren Buffett on the Stock Market,” Fortune Magazine (December 10, 2001), available at https://archive.fortune.com/magazines/fortune/fortune_archive/2001/12/10/314691/index.htm.

31 Mattison, Trevitt, and van Ast, “Universal Ownership.”

32 See, e.g., Kaushik Basu, Beyond the Invisible Hand: Groundwork for a New Economics, Princeton University Press (2011), p.10 (explaining the First Fundamental Theorem of Welfare Economics as the strict conditions (including the absence of externalities) under which competition for profit produces optimal social outcomes).

33 Andrew Howard, “SustainEx: Examining the social value of corporate activities,” Schroders (2019), available at https://www.schroders.com/en/sysglobalassets/digital/insights/2019/pdfs/sustainability/sustainex/sustainex-short.pdf.

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Figure 1

Yum’s disclosures do not address the broad health and economic costs of AMR to its diversified shareholders.

E.	Why you should vote “FOR” the Proposal

Voting “FOR” the Proposal will signal to Yum that shareholders want the Company not to put public health (and thus their diversified portfolios) at risk in order to improve Yum’s financial performance.

Additionally:

•	Yum’s business contributes to AMR, and thus threatens public health, which creates an economy-wide risk that poses a threat to diversified shareholders.

•	Yum’s disclosures show that it is not taking expert-recommended actions for corporations seeking to be part of the solution to AMR.

•	Yum’s decision-makers—who are heavily compensated in equity—do not share the same broad market risk as Yum’s diversified shareholders.

F.	Conclusion

Please vote “FOR” Item 5.

By voting “FOR” Item 5, shareholders can urge Yum to account directly for its contribution to AMR and the resulting costs to public health and society, which in turn affect the economic health upon which diversified portfolios depend. Compliance with the WHO Guidelines can aid the Board and management in authentically serving the needs of Yum’s diversified shareholders and in preventing the dangerous implications—to diversified shareholders and others—of a narrow focus on internal financial return.

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The Shareholder Commons urges you to vote “FOR” Item 5 on the proxy, the Shareholder Proposal requesting compliance with WHO Guidelines on antimicrobials use at the Yum Brands, Inc. Annual Meeting on May 15, 2025.

For questions regarding the Yum Brands, Inc. Proposal submitted by HESTA, please contact Sara E. Murphy of The Shareholder Commons at +1.202.578.0261 or via email at sara@theshareholdercommons.com.

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES, AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.

PROXY CARDS WILL NOT BE ACCEPTED BY FILER NOR BY THE SHAREHOLDER COMMONS.
TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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